

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Sean Folkson
Chief Executive Officer
NightFood Holdings, Inc.
520 White Plains Road - Suite 500
Tarrytown, NY 10591

      Re: NightFood Holdings, Inc.
           Registration Statement on Form S-1
           Filed May 27, 2021
           File No. 333-256548

Dear Mr. Folkson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Thomas Jones at 202-551-3602 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing

cc: Stephen E. Fox, Esq.